

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2012

Via Email
Mr. Rick Shearer
Chief Executive Officer
Emergent Energy Services LP
1400 Civic Place, Suite 250
Southlake, Texas 76092

> Re: **Emergent Energy Services LP**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted May 24, 2012**
> **CIK No. 0001550863**

Dear Mr. Shearer:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Form S-1

General

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   At various times you refer to determinations by your general partner or your board of directors that will be made "in good faith," such as your general partner's decision to allocate expenses to you, or a decision by your general partner or your board of directors as to conflicts of interest, or by your general partner to establish cash reserves. Revise your disclosures to clarify whether the requirement that your general partner or your board of directors will determine something "in good faith" involves a reasonableness standard of any kind.

Industry and Market Data, page v

3.   With respect to your internal estimates and any third-party statements presented in your prospectus such as the market data by PropTester®, Inc. and KELRIK, LLC, please set forth in the prospectus the date of the research information you cite. In addition, please supplementally provide us with the relevant portions of such reports. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Please also tell us whether any third party reports used were prepared in connection with the registration statement or whether you commissioned any of the reports.

Summary, page 1

Competitive Strengths, page 4

4.   Please provide support for or explain the reasonable basis for certain of your beliefs, such as that:
   - "[You] believe that [your] Wisconsin reserves provide [you] access to the best available volume of coarse sands [emphasis added]"; and
   - "[You] believe that [your] operations . . . have the following attributes: … superior coarse mineral reserve composition . . . than those of [your] competitors for comparable products [emphasis added]."

The Offering, page 12

5.   We note that any common units issued pursuant to the underwriters' over-allotment option will not increase the total number of common units outstanding after this offering, but rather you will use the net proceeds from any exercise of the underwriters' overallotment to redeem from Insight Equity an equivalent number of common units. As such, please provide us with an analysis as to whether Insight Equity is an underwriter with respect to this offering, in particular with respect to any units issued pursuant to the underwriters' overallotment, and should be named as such in your filing.

Risk Factors, page 21

Delays in the commencement of operations of our Proposed Barron County . . ., page 25

6.   You disclose that you are in the process of acquiring the mineral rights to two sand mine sites in Barron County, Wisconsin. You also disclose that construction of the dry plant will begin in August 2012, with operations beginning in November 2012. With construction and operations disclosed as beginning in the near term, please explain where you are in the process of acquiring the mineral rights.

Increasing costs or a lack of dependability or availability of transportation services . . ., page 26

7.   You disclose that you expect to increasingly contract in the future to provide your customers with rail or other logistic services. Please explain or reconcile this disclosure, with your disclosure under "factors affecting the comparability of historical financial results" on page 101 in which you disclose that beginning in October 2011, you modified your sales model to sell sand directly from your new Auburn facility, and discontinued earnings related to transportation and logistics revenue.

Our Cash Distribution Policy and Restrictions on Distributions, page 55

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013, page 59

8.   We note that you have provided projected information for the twelve months ending September 30, 2013. As you intend to make quarterly distributions, please demonstrate your ability to make payments on a quarterly basis.

Assumptions and General Considerations, page 61

Revenues, page 62

9.   We note that you have assumed that the sale price per ton for all of your sand production will remain consistent over the twelve month period ended September 30, 2013. Please provide additional disclosure explaining this assumption in light of the disclosure per page 92 of your filing regarding increases in white frac sand prices.

Financing, page 64

10.   We note that your estimated interest expense for the fiscal year ending September 30, 2013 is based on your anticipated new revolving credit facility. Please revise to disclose whether you have used a current interest rate or an interest rate for which you currently have a commitment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 86

Overview, page 86

11.   We note your disclosure stating that your operations are organized into two business segments (i.e., fuel processing and distribution and sand). We also note that you have presented two operating segments for the AEC Holdings LLC entity (i.e., fuel processing and distribution and services). Please revise this disclosure to indicate the operating segments you expect to report in your post-offering filings pursuant to FASB ASC 280-10-50.

Pro Forma Results of Operations, page 94

12.   We note that you have provided a supplemental discussion regarding operating results based upon pro forma information. Please expand your disclosure to explain why you believe the presentation of a pro forma discussion is useful and identify any potential risks associated with using such a presentation.

13.   We note that you have provided supplemental pro forma analysis regarding your operating results for the quarterly period ended March 31, 2012. Please tell us how you concluded it was the appropriate period to provide pro forma analysis specifically for this period.

Pro Forma Working Capital, page 98

14.   We note that you define working capital as the amount by which the sum of the accounts receivable, prepaid expenses and other current assets exceeds the sum of accounts payable, accrued expenses and income taxes payable. Please note that working capital is defined by FASB ASC 210-10-20 as "the excess of current assets over current liabilities." Please revise the description of the measure presented to avoid any potential investor confusion.

Historical Financial and Operating Data, page 100

Three Months Ended March 31, 2012 Compared to the Three Months Ended March 31, 2011, SSS, page 102

15.   Please expand your analysis to quantify the impact of each causal factor identified as causing a change in your revenues in each period. For example, please describe the extent to which factors that caused changes in sales volume impacted your revenues during each period for which financial statements are presented. Your revised disclosure should also address the extent to which changes in revenue are attributable to price fluctuations. Refer to Item 303(A)(3) of Regulation S-K.

16.   Please ensure that your discussion of cost of goods sold explains the relationship between periodic changes in this financial statement line item and revenues.

Three Months Ended March 31, 2012 Compared to the Three Months Ended March 31, 2011, AEC, page 103

17.   Please quantify the impact of each causal factor identified as causing a change in your revenues (i.e., changes in volume, pricing, and product mix) in each period for which financial statements are presented. Refer to Item 303(A)(3) of Regulation S-K.

Liquidity and Capital Resources, page 106

18.   Please revise your disclosures to include a more detailed analysis of the components of your statements of cash flows that explains the significant year-to-year variations in each period for which financial statements are presented. Your analysis should not merely recite information presented in the statement of cash flows. For additional guidance refer to SEC Release No. 33-8350.

Critical Accounting Policies and Estimates, page 111

Revenue Recognition Policies, page 111

19.   We note that you have identified the recognition of revenue under take-or-pay contracts as an accounting estimate that requires significant judgment. However, your disclosure appears to focus on the fixed terms associated with these arrangements. Please revise to provide additional disclosure addressing the subjective aspects of your take-or-pay contracts and describe the resulting uncertainties involved with the application of your revenue recognition policy.

Industry, page 116

Demand Trends, page 118

20.   Please provide support for or explain the reasonable basis for your belief that many of the oil- and liquids rich plays are economically attractive at prices substantially below the current prevailing prices for oil and liquids-rich gas.

Business, page 126

Overview, page 126

21.   Please provide support for or remove your statement that you a "preferred provider" of frac sand to the oil and natural gas industry.

Our Assets and Operations, page 130

Sand Segment, page 130

22.   We note your disclosure of proven and probable reserves. For each property with a
       mineral reserve, please provide the information that establishes the legal, technical and
       economic feasibility of the materials designated as reserves, as required by paragraph (c)
       of Industry Guide 7. This information should include:

       •   Acreage breakdown by owned, leased or other.

       •   Maps showing property, mine permit and reserve boundaries including recent and
            historic production areas.

       •   Drill-hole maps showing drill intercepts.

       •   Justifications for the drill hole spacing used at various classification levels.

       •   General cross-sections that indicate the relationship between ore, geology and
            topography.

       •   A detailed description of your procedures for estimating reserves.

       •   The specific criteria used to estimate reserves.

       •   An indication of how many years are left in your longest-term mine plan for each
            reserve block.

       •   Site specific economic justification for the criteria you used to estimate reserves.

       •   Mining plans or feasibility studies, including production schedules, cost estimates and
            cash flow projections needed to establish the existence of reserves as defined in
            Industry Guide 7.

       •   Third party reviews of your reserves that were developed within the last three years.

       •   Any other information needed to establish legal, technical and economic feasibility.

       You may provide this information in an electronic format such as a CD, formatted as
       Adobe PDF files and provide the name and phone number for a technical person our
       engineer may call, if he has technical questions about your reserves. Please note that you
       may request the return of this information pursuant to the provisions of Rule 418(b). If
       there are questions concerning the above request, please call John Coleman, Mining
       Engineer at (202) 551-3610.

23.   Please note that mineral reserves should not be declared until they are geologically defined, the legal right to mine has been obtained, and the economical feasibility determined.

24.   Please clarify throughout your filing the individual or individuals responsible for each specific mineral reserve pursuant to paragraph (b)(5) of Industry Guide 7. Please file consents from each named individual as exhibits to your registration statement.

25.   Please insert a small-scale map showing the location and access to each property, as suggested in paragraph (b)(2) to Industry Guide 7.

26.   Please disclose information regarding your land and mineral rights for each of your material properties in which you mine or process materials. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An outline of the process by which mineral rights are acquired at the location; and details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

- The area of your claims, either in hectares or in acres.

Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

27.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- A description of your production process from mining through finished product.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

28.   Please discuss specific permits required to mine and process materials at each of your locations. Provide detailed information regarding any in-process or pending permits and the likelihood of obtaining such permits.

29.   Please fully discuss the transportation infrastructure your presently own and/or operate and provide the capacity and utilization of this infrastructure.

30.   We note your table on page 131 of your filing with information regarding your production facilities. Please clarify if your processing plants have been constructed at your proposed Barron, Wisconsin operation and, if not, please revise your disclosure to include only capacities of existing facilities.

31.   For each reporting period and for each of your mines, please disclose your average sales price per ton and your average cost per ton of finished product.

Mr. Rick Shearer
Emergent Energy Services LP
June 21, 2012
Page 9

32.   Please define your meaning of 16/30, 20/40, and 30/50 frac sands.

New Auburn, Wisconsin Facility, page 132

33.   Please provide support for or explain the reasonable basis for your disclosure that the crush resistant properties enable your northern Ottawa white frac sand to be used in deeper drilling than the frac sand produced by most of your peers. For example, please clarify whether the six leading producers of frac sand in 2011 that you identify on page 137 have comparable production to your coarse sand.

Customers, page 136

Sand, page 136

34.   You disclose in a risk factor on page 23 that your top five sand customers represented approximately 88% of sales from your sand operations. In addition, under "customer credit risk" on page 100 you disclose that in your sand segment, your top four customers accounted for 31%, 20%, 18% and 12% of your pro forma sand revenues for the year ended December 31, 2011. Accordingly, please name such customers or explain why the names of such customers are not required to be included. See Item 101(c)(vii) of Regulation S-K.

Management of Emergent Energy Services LP, page 144

35.   You disclose that your general partner, Emergent GP, will manage your operations and activities. You state that Emergent GP will be member-managed, and that Insight Equity, as the controlling member, has delegated to the board of directors of Emergent GP all powers and authority related to management of the partnership. As to Emergent GP's three initial directors, please disclose whether they will divide their time between your business and other activities. If so, please quantify, to the extent practicable, the amount or percentage of professional time each of them will devote to your business.

Executive Compensation, page 147

36.   Please explain if you intend to enter into a new employment agreement with Mr. Shearer upon completion of this offering, or if his March 23, 2010 agreement, as amended May 17, 2011, will remain in effect.

Fiduciary duties, page 162

37.   Revise to clarify which standards apply, insofar as the current presentation "State-law fiduciary duty standards"… "Partnership agreement modified standards…" and "Rights and remedies…" does not provide for an easy comparison between the default state law standards and how your partnership agreement differs. Also precisely identify any referenced standards, rights, or remedies which are inapplicable.

Underwriting, page 204

38.   Please clarify what constitute the "certain exceptions" to the lock-up agreements. Please also file these agreements.

Financial Statements

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-8

Note 2. Pro Forma Adjustments, page F-9

39.   We note the disclosure with pro forma footnote (h) makes reference to the purchase price for the acquisition of Direct Fuels Partners, LP. However, the disclosure elsewhere in your filing appears to indicate that this entity will be contributed to you in connection with this offering. Please explain the process through which Direct Fuels Partners, LP will be acquired. For example, please tell us about any consideration that will be exchanged and how it will be determined.

40.   We note your disclosure with pro forma footnote (h) stating that the primary factor giving rise to goodwill is the premium you are willing to pay to expand your operations into the geographical territories currently served by Direct Fuels Partners, LP. Please expand this disclosure to provide a qualitative description of the factors that make up the goodwill recognized on a pro forma basis. Refer to FASB ASC 805-30-50-1.

General

41.   We remind you of the requirements to update your financial statements and related disclosure throughout your filing to comply with the requirements of Rule 3-12 of Regulation S-X.

Superior Silica Holdings LLC Financial Statements

Notes to Consolidated Financial Statements

Mineral resources, net, page F-46

42.   We note that mineral resources are initially recognized at cost. Please expand your disclosure to provide additional detail clarifying the nature of capitalized mineral resource costs.

5. Long Term Debt, page F-51

Subordinated Debt, page F-52

43.   We note that you entered into a release agreement with an affiliate whereby principal and
        accrued interest amounting to $20.8 million were forgiven. As a result of this
        transaction, the amount forgiven and the related deferred financing cost were reclassified
        to member's equity. With reference to the relevant authoritative literature, please tell us
        why the deferred financing cost associated with this debt was recorded as a reduction to
        member's equity.

6. Capital Lease Liability, page F-53

44.   We note that you consider the agreement with a third party to mine and process mineral
        resources at the New Auburn location for a specified fee per ton for five years to be a
        capital lease obligation. Please describe the nature of the specified fee per ton (i.e.,
        royalty, contingent rental, etc). In addition, please tell us whether your disclosure of
        estimated minimum future lease payments on page F-54 is based on a set payment
        schedule or on your estimates of future production.

10. Commitments and Contingencies, page F-56

Litigation, page F-56

45.   We note your disclosure stating that you are subject to various claims and litigation
        arising in the ordinary course of business and have accrued for these cost exposures.
        Please tell us how you considered disclosing the amount accrued. Refer to FASB ASC
        450-20-50-1.

46.   With regard to the arbitration case discussed in your filing, we note the final outcome is
        not expected to have a material adverse effect on your financial position or results of
        operations. Please revise this disclosure to provide your expectations regarding the
        expected impact on your liquidity position.

Allied Energy Company Holdings LLC Financial Statements

Notes to Consolidated Financial Statements

12. Commitments and Contingencies, page F-88

47.   We note your disclosure asserting that various claims and litigation arising in the
        ordinary course of business will not have a material effect on your financial position or
        results of operations. Please revise this disclosure to provide your expectations regarding
        the expected impact on your liquidity position.

19. Segment Reporting, page F-93

48.   We note that you have presented the non-GAAP measure "adjusted EBITDA" as part of your disclosure regarding operating segments. Please note the presentation of non-GAAP measures as part of footnote disclosure is prohibited by Item 10(e)(1)(ii)(C) of Regulation S-K. As such, it does not appear that adjusted EBITDA should be presented for your consolidated results. Please revise this disclosure accordingly.

49.   We note that your presentation of operating segment information includes an adjusted total operating expenses measure and an adjusted operating income measure. These measures do not appear to be consistent with the similarly named line item presented on the face of your statement of operations. Please revise this presentation to provide consistent disclosure of all similarly described financial statement line items.

Direct Fuels Partners, LP Financial Statements

Notes to Consolidated Financial Statements

6. Commitments and Contingencies, page F-116

50.   We note that Direct Fuels Partners, LP entered into a registration rights agreement under which it must file a shelf registration statement following an initial public offering. We also note that no accrual has been made for liquidated damages as payment is not considered probable. Please tell us whether the filing on Form S-1 for Emergent Energy Services LP will satisfy the definition of "proposed initial public offering" described in this footnote. Also, it appears that this is an area requiring judgment that should be addressed as part of your significant accounting policies requiring the use of estimates.

Exhibits

51.   Please file all agreements required to be filed by Item 601 of Regulation S-K as soon as possible. Once they are filed, we may have further comment.

Undertakings, page II-2

52.   Please explain why you have provided the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Closing Comments

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

  If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

  As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier).   If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Andri Boerman at (202) 551-3645 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters or John Coleman at (202) 551-3610 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Norman von Holtzendorff at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director